UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

I.C. Issacs & Company, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

464192103
(CUSIP Number)

Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708
(212) 833-1107
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 9, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 15 Pages

SCHEDULE 13D
CUSIP No. 464192103	Page 2 of 15 Pages
1	NAME OF REPORTING PERSONS Wurzburg Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,874,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,874,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,874,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%[2]
14	TYPE OF REPORTING PERSON* CO

1  See Items 2, 4 and 5 below.
2  Based upon 37,388,618 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No. 464192103	Page 3 of 15 Pages
1	NAME OF REPORTING PERSONS Textile Investment International S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,321,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,321,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,321,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4%[2]
14	TYPE OF REPORTING PERSON* CO

1  See Items 2, 4 and 5 below.
2  Based upon 37,388,618 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No. 464192103	Page 4 of 15 Pages
1	NAME OF REPORTING PERSONS Francois Girbaud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) AF, PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000[2]
	8	SHARED VOTING POWER 23,874,367
	9	SOLE DISPOSITIVE POWER 45,000[2]
	10	SHARED DISPOSITIVE POWER 23,874,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,919,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%[3]
14	TYPE OF REPORTING PERSON* IN

1 See Items 2, 4 and 5 below.
2 Issuable upon exercise of stock options.
3 Based upon 37,388,618 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No. 464192103	Page 5 of 15 Pages
1	NAME OF REPORTING PERSONS Marithe Bachellerie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,874,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,874,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,874,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%[2]
14	TYPE OF REPORTING PERSON* IN

1  See Items 2, 4 and 5 below.
2  Based upon 37,388,618 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No. 464192103	Page 6 of 15 Pages
1	NAME OF REPORTING PERSONS Olivier Bachellerie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,575,000[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,575,000[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,000[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[3]
14	TYPE OF REPORTING PERSON* IN

1 See Items 2, 4 and 5 below.
2 Includes 75,000 shares issuable upon exercise of stock options.
3 Based upon 37,388,618 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No. 464192103	Page 7 of 15 Pages
1	NAME OF REPORTING PERSONS René Faltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ [1] (b) ☐ [1]
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,575,000[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,575,000[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,000[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[3]
14	TYPE OF REPORTING PERSON* IN

1 See Items 2, 4 and 5 below.
2 Includes 75,000 shares issuable upon exercise of stock options.
3 Based upon 37,388,618 shares of Common Stock outstanding.

This Amendment No. 3 (this “Amendment” or this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 23, 2002 by Wurzburg Holding S.A. (“Wurzburg”), Textile Investment International S.A. (“Textile”), Robert J. Arnot, Jon Hechler, Ronald S. Schmidt, Eugene C. Wielepski, and Thomas P. Ormandy (such individuals, the “Former Reporting Persons”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of I.C. Isaacs & Company, Inc., a Delaware corporation (the “Issuer”), as previously amended on October 31, 2002 and April 26, 2005 by Amendment Nos. 1 and 2, respectively (as so previously amended, the “Schedule 13D”). All capitalized terms not otherwise defined in this Amendment No. 3 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by deleting subparagraph (iii) thereof (with respect to the Former Reporting Persons) and adding, following the descriptions of Wurzburg and Textile, the following:

The Reporting Persons (beginning with this Amendment No. 3) also include the following individuals:

Name	Present Principal Occupation or Employment	Citizenship
Francois Girbaud	Designer and manufacturer of clothing, and licensor of clothing designs and trademarks related thereto. His address is Route de Clémenty 47, 1260 Nyon, Switzerland.	France

Marithe Bachellerie	Designer and manufacturer of clothing, and licensor of clothing designs and trademarks related thereto. Her address is Route de Clémenty 47, 1260 Nyon, Switzerland.	France

Olivier Bachellerie	President and Director General of Cravatatakiller S.A. and executive of other fashion related companies. His business address is 94 Rue de la Victoire, 75009 Paris, France.	France

René Faltz	Attorney engaged in the full time practice of law with the firm known as Cabinet d’Avocats Faltz & Felgen which is located at 6, rue Heine, Luxembourg L-1720, Grand Duchy of Luxembourg.	Luxembourg

Francois Girbaud, Olivier Bachellerie and René Faltz are directors of the Issuer; Francois Girbaud and Marithe Bachellerie, who are married to each other, in the aggregate own a controlling interest in Wurzburg, which owns all of the capital stock of Textile; Olivier Bachellerie is the son of Marithe Bachellerie; and Mr. Faltz is a Managing Director of Wurzburg and Textile.

(b) None of the Reporting Persons included in this Amendment No. 3 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) None of the Reporting Persons included in this Amendment No. 3 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

Pursuant to a Stock Purchase Agreement, dated as of May 9, 2008 (the “Purchase Agreement”), by and among the Issuer, Textile, Olivier Bachellerie and René Faltz, on that date Textile purchased from the Issuer 5,000,000 shares of Common Stock, Olivier Bachellerie purchased from the Issuer 2,500,000 shares of Common Stock and René Faltz purchased from the Issuer 2,500,000 shares of Common Stock, in each case at a price of $.20 per share, for total purchase prices of $1,000,000, $500,000 and $500,000. Textile acquired its shares with funds provided by Wurzburg from its working capital. Olivier Bachellerie and René Faltz each acquired their shares using personal funds. In addition, pursuant to a Conversion Agreement, dated as of May 9, 2008, and a Debt Forgiveness Agreement, dated May 9, 2007 (together, the “Conversion Agreement”), by and between the Issuer and Textile, on that date Textile converted the entire outstanding principal amount ($2,103,461) of, and all accrued and unpaid interest ($761,579) as of that date on, the 8% Amended and Restated Subordinated Secured Promissory Note, dated as of December 30, 2004 (the “Note”) which Textile holds, at a conversion price of $0.20 per share, for 14,325,200 shares of Common Stock. The Purchase Agreement and the Conversion Agreement are attached as Exhibits 2 and 3, respectively, to this Amendment and are incorporated herein by reference.

Messrs. Girbaud, Bachellerie and Faltz hold 45,000, 75,000 and 75,000 currently exercisable options for shares of Common Stock, respectively, granted to them by the Issuer under its stock option plans.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by addition of the following:

The information set forth in and incorporated by reference in Items 3 and 5 hereof is incorporated by reference in this Item 4.

Textile, Olivier Bachellerie and René Faltz entered into the Purchase Agreement, and Textile entered into the Conversion Agreement, in order to ameliorate by such capital infusion and debt conversion the Issuer’s acute liquidity problems. An independent Special Committee of the Issuer’s Board of Directors had determined that these transactions and the transactions contemplated by the hereinafter described Investor Rights Agreement, and the consideration paid for the shares of Common Stock, were fair and in the best interests of the Issuer’s stockholders and creditors. As a result of its share acquisitions pursuant to the Purchase Agreement and the Conversion Agreement, Textile beneficially owns 62.4% of the outstanding Common Stock; Wurzburg beneficially owns (directly or through its subsidiary Textile) 63.9% of the outstanding Common Stock, and has the power to control the Issuer; and Wurzburg, Olivier Bachellerie and René Faltz collectively beneficially own 77.2% of the outstanding shares of Common Stock.

Pursuant to the Purchase Agreement and an Investor Rights Agreement, dated as of May 9, 2008 (the “Investor Rights Agreement”), entered into among the Issuer, Wurzburg, Textile, Olivier Bachellerie and René Faltz, the Company agreed, among other things, by action of its current Board of Directors to as promptly as practicable increase the size of the Board from 7 to 9 directors; that one current director would resign; and that three new directors designated by Wurzburg or its affiliates would be elected by the Board to fill the three new vacancies. Upon election of these three new directors Wurzburg or its affiliates may be deemed to have designated six of the nine directors (including Messrs. Girbaud, Bachellerie and Faltz, who continue as directors) and to control the Issuer. The Investor Rights Agreement further provides that the number of directors constituting the entire Board of Directors shall remain nine (9) and Wurzburg or its affiliates shall be entitled to designate 6 individuals to be elected to the Company’s Board of Directors at each annual meeting of the stockholders of the Company or at any special meeting at which directors are elected; provided that if Wurzburg, Textile, Olivier Bachellerie and René Faltz thereafter hold, in the aggregate, less than 60% of the issued and outstanding Common Stock, then the number of directors Wurzburg or its affiliates shall be entitled to designate shall be reduced to that number of directors which is equal to the same percentage of nine directors that the shares of Common Stock then owned, in the aggregate, by these Reporting Persons bears to the total outstanding shares of Common Stock If the preceding computation results in a number which is not a whole number, the number of directors they shall be entitled to designate shall be rounded down to the nearest whole number but with one-half and above to be rounded upward to the nearest whole number. The Issuer agreed to take all actions which are reasonably necessary or desirable, and to otherwise use its best efforts, to give effect to these director designation rights. The Purchase Agreement and Investor Rights Agreement provide that until all six designees of Wurzburg or its affiliates have been elected to, and are serving on, the Board of Directors, as reconstituted in the above-described manner, no action proposed to be taken by the Company that requires the approval of the Board of Directors (or a committee thereof) shall be taken by the Company without the unanimous approval of the Messrs. Girbaud, Bachellerie or Faltz.

In addition, the Investor Rights Agreement provides for preemptive rights and registration rights in favor of these Reporting Persons.

The foregoing summary of certain provisions of the Purchase Agreement and the Investor Rights Agreement is qualified by reference to the Purchase Agreement and the Investor Rights Agreement, copies of which are attached to this Amendment as Exhibits No. 2 and 4, respectively, and are incorporated by reference in this Item 4.

The Issuer has also entered into amendments, each dated as of May 9, 2008, to its trademark license agreements for men’s and women’s collections with Latitude Licensing Corp. (“Latitude”), which is also controlled by Francois Girbaud and Marithe Bachellerie, providing for deferral to December 31, 2009, with interest thereon at 10% per annum, of $1,500,000 of 2008 royalties which would otherwise be due from the Issuer to Latitude pursuant to these license agreements.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions. The Reporting Persons reserve the right to formulate other plans and or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), and (b) of the Schedule 13D are amended and restated in their entirety as follows, and Item 5(c) of the Schedule 13D is amended and supplemented by the addition thereto of the following:

(a) and (b) Although as a result of the matters described in Items 2, 3 and 4 of this Amendment the Reporting Persons may be deemed to have formed a group within the meaning of Section 13(d)(3) of the Act, Olivier Bachellerie and René Faltz disclaim beneficial ownership of the shares of Common Stock held by Wurzburg, Textile, Francois Girbaud or Marithe Bachellerie; Wurzburg, Textile, Francois Girbaud and Marithe Bachellerie disclaim beneficial ownership of the shares of Common Stock held by Olivier Bachellerie or René Faltz; and Olivier Bachellerie and René Faltz disclaim beneficial ownership of the shares held by each other. Accordingly, the Reporting Persons included in this Amendment No. 3 beneficially own the following number of shares of Common Stock and percentages of outstanding shares of Common Stock of the Issuer:

(i) Wurzburg shares, together with Francois Girbaud and Marithe Bachellerie (who in the aggregate own a controlling interest in Wurzburg), voting power and dispositive power with regard to 582,500 shares of Common Stock owned directly by Wurzburg. Wurzburg, as the sole shareholder of Textile, also shares, together with Francois Girbaud, Marithe Bachellerie and Textile, voting power and dispositive power with regard to the 23,321,867 shares of Common Stock owned directly by Textile. Therefore Wurzburg, Francois Girbaud and Marithe Bachellerie each share beneficial ownership of an aggregate of 23,874,367 shares of Common Stock, or 63.9% of the outstanding Common Stock.

(ii) Textile shares, together with Wurzburg, Francois Girbaud and Marithe Bachellerie, voting power and dispositive power with respect to 23,321,867 shares of Common Stock owned directly by Textile, which represents 62.4% of the outstanding Common Stock.

(iii) As indicated above, Francois Girbaud and Marithe Bachellerie in the aggregate own a controlling interest in Wurzburg and may therefore each be deemed to have (shared) voting and dispositive power and to beneficially own the 23,874,367 shares of Common Stock, or 63.9% of the outstanding Common Stock, owned directly by Wurzburg or Textile. In addition, Mr. Girbaud (who is a director of the Issuer) beneficially owns (and would have sole voting and dispositive power with respect to) 45,000 shares of Common Stock which he has the right to acquire upon exercise of outstanding currently exercisable stock options granted to him by the Issuer under its stock option plans or grants to non-employee directors, bringing his total beneficial ownership to 23,919,367 shares of Common Stock, or 63.9% of outstanding Common Stock.

(iv) Olivier Bachellerie and René Faltz (each a director of the Issuer) each beneficially own (and would have sole voting and dispositive power with respect to) 2,500,000 and 2,500,000 shares of Common Stock, respectively. In addition, they each have the right to acquire (and would have sole voting and dispositive power with respect to) 75,000 shares of Common Stock upon exercise of outstanding currently exercisable stock options granted to each of them by the Issuer under its stock option plans or grants to non-employee directors. Accordingly, Mr. Bachellerie and Mr. Faltz each beneficially own a total of 2,575,000 shares, or 6.9% of the outstanding Common Stock.

The calculation of the percentage of ownership of Common Stock held by each Reporting Person is based on 12,563,418 shares of Common Stock outstanding, as disclosed by Issuer on the cover page of its Quarterly Report on Form 10-Q for the year ended September 30, 2007 as filed on November 14, 2007, which the Issuer represented in the Purchase Agreement was still the number of outstanding shares immediately prior to consummation of the May 9, 2007 transactions described in this Amendment, to which have been added the aggregate of 24,320,525 shares issued pursuant to the Purchase Agreement and the Conversion Agreement and 500,000 shares also issued by the Issuer and purchased on May 9 by the Issuer’s Chief Executive Officer, Robert S. Stec, for a total of 37,388,618 outstanding shares of Common Stock.

(c) The only transactions with respect to the Common Stock of the Issuer effected by any of the Reporting Persons during the past 60 days are those described in Item 3 of this Amendment, which is incorporated by reference in this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference in this Item 6.

In addition, as required by the Purchase Agreement, on May 9, 2008 Robert S. Stec entered into a separate stock purchase agreement with the Issuer pursuant to which he acquired 500,000 shares of Common Stock at a price of $0.20 per share (total of $100,000); agreed not to sell any shares of Common Stock prior to December 31, 2011 (subject to certain exceptions); and gave the Issuer repurchase rights under certain employment termination circumstances with respect to these 500,000 shares of Common Stock, at the lower of the closing market price for the shares on the termination date or $0.20 per share.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is supplemented by addition of the following exhibits:

1.	Joint Filing Agreement, dated May 12, 2008.

2.	Stock Purchase Agreement, dated as of May 9, 2008, by and among the Issuer, Textile, Olivier Bachellerie and René Faltz.

3.	Conversion Agreement, dated as of May 9, 2008, between the Issuer and Textile, with attached Debt Forgiveness Agreement, dated May 9, 2008.

4.	Investor Rights Agreement, dated as of May 9, 2008, by and between the Issuer, Wurzburg, Textile, Olivier Bachellerie and René Faltz.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008
WURZBURG HOLDING S.A.

	By:	/s/René Faltz
René Faltz, Managing Director

	By:	/s/Tom Felgen
Tom Felgen, Managing Director

TEXTILE INVESTMENT INTERNATIONAL S.A.

	By:	/s/René Faltz
René Faltz, Managing Director

	By:	/s/Tom Felgen
Tom Felgen, Managing Director

/s/Francois Girbaud
Francois Girbaud

/s/Marithe Bachellerie
Marithe Bachellerie

/s/Olivier Bachellerie
Olivier Bachellerie

/s/René Faltz
René Faltz

Exhibit 1

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any of us will be filed, on behalf of each of us.
Dated: May 12, 2008
WURZBURG HOLDING S.A.

	By:	/s/René Faltz
René Faltz, Managing Director

	By:	/s/Tom Felgen
Tom Felgen, Managing Director

/s/Francois Girbaud
Francois Girbaud

/s/Marithe Bachellerie
Marithe Bachellerie

TEXTILE INVESTMENT INTERNATIONAL S.A.

	By:	/s/René Faltz
René Faltz, Managing Director

	By:	/s/Tom Felgen
Tom Felgen, Managing Director

/s/Olivier Bachellerie
Olivier Bachellerie

/s/René Faltz
René Faltz

EXHIBIT 2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is entered into as of the 9th day of May, 2008, by and among I.C. Isaacs & Company, Inc., a Delaware company (the “Company”), Textile Investment International S.A. (“Textile”), Olivier Bachellerie and Rene Faltz (each individually a “Purchaser” and collectively with Textile, the “Purchasers”).

W I T N E S S E T H:

WHEREAS, the Company desires to issue and sell and the Purchasers desire to purchase from the Company, in the aggregate Two Million Dollars ($2,000,000) of newly issued shares of common stock of the Company (the “Common Stock”); and

WHEREAS, the consummation of the transaction contemplated hereby is conditional upon, among other things, a concurrent purchase by certain members of the Company’s management and executive team of an aggregate of One Hundred Thousand Dollars ($100,000) of newly issued shares of Common Stock, consent from Wachovia Bank, National Association (“Wachovia”), and execution and delivery of the Related Documents (as defined herein);

WHEREAS, the parties hereto desire to set forth certain agreements and certain terms and conditions regarding the sale and purchase of the shares of Common Stock;

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

Sale and Purchase of Shares; Closing

Section 1.1. Sale and Purchase of Shares; Purchase Price.

(a) Upon the terms and subject to the conditions of this Agreement, the Purchasers agree to purchase from the Company, and the Company agrees to issue and sell to the Purchasers, on the “Closing Date” (as defined herein), 10,000,000 shares of Common Stock (the “Company Shares”) for an aggregate purchase price of Two Million Dollars ($2,000,000) (the “Purchase Price”). Each Purchaser shall purchase that number of the Company Shares and pay that portion of the Purchase Price as is set forth opposite his or its name on Schedule 1 hereto, provided that Textile may designate an Affiliate (as defined herein) to purchase all or a portion of the shares of Common Stock to be purchased by Textile. For the purposes of this Agreement the term “Affiliate” shall mean, as to Textile, any other person controlling, controlled by, under the control of, or under common control with, such person. As used in this definition, “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

Section 1.2. Closing.

(a) The closing of the transactions under this Agreement (the “Closing”) shall take place at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, at 10:00 a.m. (NY time) on the date hereof.

Section 1.3.  Deliveries at Closing. At the Closing:

(a) The Company shall deliver to the Purchasers certificates representing the Company Shares.

(b) Each Purchaser shall deliver to the Company its portion of the Purchase Price for the Company Shares by certified check or wire transfer.

(c) The Company shall provide evidence reasonably satisfactory to the Purchasers that the following agreements have been or will be concurrently herewith entered into (and in the case of (ii) and (v) below, the transactions thereunder consummated at Closing): (i) that certain notice of election of extension of employment agreement, (ii) that certain conversion agreement by and between the Company and Textile (the “Conversion Agreement”); (iii) that certain debt forgiveness agreement by and between the Company and Textile; (iv) that certain investor rights agreement between the Company, the Purchasers and Wurzburg Holding S.A. (the “IRA”); (v) that certain stock purchase agreement by and between the Company and Robert. S. Stec and (vi) those two certain license amendment agreements to the men’s and women’s collections, respectively (copies of all such agreements which are attached hereto as Annex A, collectively, the “Related Documents”).

(d) The Company shall provide evidence reasonably satisfactory to the Purchasers that the Wachovia consent (consenting to the transactions contemplated by and the terms of this Agreement and the Related Documents and confirming that the Third Amendment to Loan and Security Agreement remains in full force and effect) has been or will be concurrently with the Closing received.

ARTICLE II

Representations and Warranties of the Company

The Company, represents and warrants to, and covenants and agrees with the Purchasers as follows:

Section 2.1. Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has no subsidiaries other than I.C. Isaacs & Company L.P. and Isaacs Design, Inc. of which both are operating subsidiaries. The subsidiaries are duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company and each of its subsidiaries have all requisite corporate power or limited partnership power, as the case may be, and authority to own their properties and assets and carry on their businesses as now conducted, and are duly qualified and in good standing as foreign corporations in each jurisdiction in which the location or nature of their property or the character of their businesses make such qualification necessary, except where the failure to be so qualified would not have a material adverse affect, financial or otherwise, on the business, condition, assets, properties, liabilities or results of operations of the Company or its subsidiaries.

Section 2.2. Corporate Power; Authorization; Binding Agreements. The Company has the corporate power and authority to execute and deliver this Agreement and the Related Documents and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Documents, the issuance and sale by the Company of the Company Shares hereunder and the consummation by the Company of the transactions contemplated hereby and by the Related Documents have been duly authorized by all necessary action, corporate or otherwise, on the part of the Company. This Agreement, the Related Documents and the other agreements of the Company required to consummate the transactions contemplated hereunder and thereunder have been duly executed and delivered by, and constitute valid and binding obligations of, the Company and are enforceable in accordance with their terms subject to the qualifications that enforcement of the rights and remedies created hereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting rights and remedies of creditors, and (ii) general principals of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 2.3. Capitalization; Valid Issuance. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, of which 13,740,127 shares are issued and 12,563,418 shares outstanding on the date hereof, and 5,000,000 shares of Preferred Stock, of which no shares are issued and outstanding on the date hereof. Except as disclosed in the Form 10-K (as defined herein), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock. The aggregate number of shares of common stock of the Company reserved or required to be reserved by the Company for all such derivative securities, contracts and commitments is 3,250,000. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no preemptive rights with respect to the issuance or sale of the Company Shares or registration rights. All of the presently outstanding shares of Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. The Company Shares to be issued hereunder have been duly and validly authorized and, when delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable. Assuming the accuracy of the Purchasers’ representations and warranties in Article III, the Company Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”). In connection with the offer and sale of the Company Shares, neither the Company, any affiliate of the Company nor any person acting on the Company’s or such affiliates’ behalf has engaged in any form of general solicitation or general advertising, as those terms are used in Rule 502(c) of the Act.

Section 2.4. Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the Related Documents will not conflict with or, with or without notice or the lapse of time, result in any default or in any modification of (i) any provision of the articles of incorporation or by-laws or comparable organizational instruments of the Company or any subsidiary thereof or (ii) the terms of any contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement or any other agreement or instrument to which the Company or any subsidiary thereof is a party or any of their assets are bound, or the creation of any lien, charge or encumbrance of any nature upon any of the properties or assets of the Company or any subsidiary thereof. The execution, delivery and performance of this Agreement by the Company will not violate any judgment, decree, statute, rule or regulation of any federal, state or local government or agency having jurisdiction over the Company or any subsidiary thereof or any of their assets.

Section 2.5. Brokerage. No broker, finder, agent or similar intermediary has acted on the Company’s behalf in connection with the transactions contemplated by this Agreement and there are no brokerage commissions, finder’s fees or similar items of compensation payable in connection therewith based on any agreement made by or on behalf of the Company. The Company will indemnify and hold the Purchasers harmless from and against any liability or any expense arising out of any such claim.

Section 2.6.  Consents, etc. No consent, approval, waiver or authorization of or designation, declaration or filing with any governmental or regulatory authority or any other person is required in connection with the valid execution and delivery of this Agreement or the Related Documents, the offer, sale and issuance of the Company Shares or the consummation of the transactions contemplated by this Agreement or the Related Documents, except for filings that may be required to comply with applicable federal and state securities laws.

Section 2.7. No Governmental Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding has been instituted or, to the Company’s knowledge, threatened which questions the validity or legality of the transactions contemplated hereby or by the Related Documents or would reasonably be expected to have a material adverse effect on the Company.

Section 2.8. Special Committee. The transactions contemplated by this Agreement, the IRA and the Conversion Agreement have been unanimously approved by the Special Committee of the Board of Directors. The Special Committee has determined, after receiving and based upon the advice of its financial and legal advisors and after consideration of the Company’s limited options for raising external capital and the impact on the Company’s net operating losses, that the consideration to be paid for the Company Shares pursuant to, and the transactions contemplated by, this Agreement, the IRA and the Conversion Agreement, are fair to and in the best interests of the Company’s stockholders and the transactions contemplated by this Agreement, the IRA and the Conversion Agreement are in the best interests of the Company’s creditors. The foregoing determination is reflected in all material respects in the minutes of the meetings of the Special Committee held on April 29, 2008, May 2, 2008 and May 5, 2008, certified copies of which have been provided to the Purchasers.

Section 2.9. Form 10-K. The Company’s Annual Report on Form 10-K for the year ended December 31, 2007, in the form delivered to the Purchasers on May 6, 2008 (the “Form 10-K”), has been completed (subject to immaterial non-substantive language changes that might be made prior to filing), except for the Part III information which will be completed prior to May 15, 2008, is in form ready to be filed with the Securities and Exchange Commission (the “SEC”). The Company’s independent registered public accounting firm has confirmed to the Company that such firm’s audit report for the fiscal year ended December 31, 2007 is released to the Company and that such firm will consent to the filing of the Form 10-K with the SEC when the Part III information is inserted. The Form 10-K at the time it is filed will comply as to form in all material respects with the applicable requirements of the Act and the Securities Exchange Act of 1934, as amended, as the case may be, the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder applicable to such Company SEC reports. The Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements in such Form 10-K, in the light of the circumstances under which they were made, not misleading.

Section 2.10. Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Form 10-K (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements). The consolidated balance sheets (including, in each case, any related notes and schedules) contained in the Form 10-K fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and each of the consolidated statements of income and of changes in financial position contained in the Form 10-K (including, in each case, any related notes and schedules) fairly presents in all material respects the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its subsidiaries for the periods set forth therein.

Section 2.11. Loan Agreement; No Default. There are no outstanding Defaults or Events of Default (as such terms are defined in the Loan Agreement) under that certain Loan and Security Agreement dated December 30, 2004 (as amended or otherwise modified from time to time, including but not limited to the Third Amendment thereto, the “Loan Agreement”) by and among I.C. Isaacs & Company, L.P., as borrower, the Company and Isaacs Design, Inc., as guarantors, and Wachovia.

Section 2.12. Royalty Deferrals. There are no deferred royalty payments (or interest thereon) owing under the men’s or women’s license agreements between the Company or its subsidiaries and Latitude Licensing Corp. other than the four months of 2008 royalty payments being deferred pursuant to the license amendments which are a part of the Related Documents.

ARTICLE III

Representations and Warranties of the Purchasers

Each Purchaser, severally as to himself, herself or itself only, represents and warrants to, and covenants and agrees with the Company (other than in respect to Section 3.6, Section 3.7 and Section 3.8 which only Textile shall be deemed to so represent and warrant, as to itself) as follows:

Section 3.1. Authorization; Power; Binding Agreements. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Purchasers. The Purchasers have the full right, power and authority to enter into this Agreement. This Agreement constitutes the valid and binding obligation of the Purchasers, enforceable in accordance with its terms subject to the qualifications that enforcement of the rights and remedies hereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 3.2. Purchase for Investment. The Purchasers are purchasing the Company Shares for their own account, for investment purposes and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Act.

Section 3.3. Unregistered Securities; Legend. The Purchasers understand that the securities to be acquired by them pursuant to this Agreement have not been registered under the Act, and will be issued in reliance upon an exemption from the registration requirements thereof. The Purchasers acknowledge that certificates issued representing the Company Shares shall bear a restrictive legend substantially as follows:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered for sale, sold, transferred or conveyed without registration or an opinion of counsel in form and substance satisfactory to the Company to the effect that such registration is not required.”

Section 3.4. Access to Data; Experience; Accredited Investor. The Purchasers have had an opportunity to discuss the Company’s business plans with the management of the Company, and to ask questions of officers of the Company and to make an independent assessment of their investment in the Company Shares. The Purchasers have substantial experience in evaluating and investing in a nonliquid investment such as the Company Shares and are capable of evaluating the merits and risks of their investment in the Company. The Purchasers are accredited investors as that term is defined in Rule 501 of Regulation D under the Act, and understand that the offer and sale of the Company Shares has been and is being made in reliance upon an exemption from registration under the Act. The Purchasers are able to withstand the loss of their entire investment.
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Section 3.5. Brokerage. No broker, finder, agent or similar intermediary has acted on the Purchasers behalf in connection with the transactions contemplated by this Agreement and there are no brokerage commissions, finder’s fees or similar items of compensation in connection therewith based on any arrangement or agreement made by or on behalf of the Purchasers. The Purchasers will indemnify and hold the Company harmless against any liability or expense arising out of any such claim.

Section 3.6. Organization and Good Standing. Textile is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg and has all requisite corporate power and authority to carry on its business as now conducted.

Section 3.7. Corporate Power; Authorization. Textile has the corporate power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Textile.

Section 3.8. No Conflicts or Violations. The execution, delivery and performance of this Agreement will not conflict with or, with or without notice or the lapse of time, result in any material default or in any material modification of (i) any provision of the certificate of incorporation or by-laws of Textile or (ii) the terms of any contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement or any other agreement or instrument to which Textile is a party or any of its assets are bound, or the creation of any lien, charge or encumbrance of any nature upon any of the properties or assets of Textile. The execution, delivery and performance of this Agreement by Textile will not violate any judgment, decree, statute, rule or regulation of any federal, state or local government or agency having jurisdiction over Textile or its assets.

ARTICLE IV

Additional Agreements

Section 4.1. Disposal of Property. The Company shall use commercially reasonable best efforts to complete by December 31, 2008, a closing of the sale of its Maryland facility for net cash proceeds of not less than Seven Hundred Fifty Thousand Dollars ($750,000).

Section 4.2.  Audit; Annual Report on Form 10-K. The Company shall file its Form 10-K for the fiscal year ended December 31, 2007, including Part III thereof and the audit report of the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2007, with the SEC no later than May 15, 2008.

Section 4.3. Bonuses; Incentive Compensation. The Company shall not make any bonus payments in 2008 to its senior management, nor issue any bonus payments to such persons with respect to the Company’s financial performance for the fiscal year ended 31 December, 2008; provided, that, the Board of Directors of the Company may, with the Purchasers’ prior written consent, provide equity incentive compensation to senior management in lieu of bonuses of any other kind for the fiscal year ended December 31, 2008.

Section 4.4. Indemnity.  The Company hereby agrees to indemnify and hold harmless the Purchasers from and against any damages or loss arising out of or resulting from the transactions contemplated by this Agreement or the Related Documents to the extent any such claim or lawsuit is instigated or made by any stockholder or creditor of the Company (other than the Purchaser or their Affiliates), except in respect of (i) damages or loss resulting from orders or decrees to which the Purchasers are subject and where the consummation of the transactions contemplated by this Agreement and the Related Documents cause such damages or loss to arise under such orders or decrees (ii) liabilities to stockholders and creditors of the Company under agreements entered into by and between such stockholders and creditors of the Company and the Purchasers where the consummation of the transactions contemplated by this Agreement and the Related Documents cause such liabilities to arise under such agreements. Notwithstanding the foregoing, the Company shall be under no obligation to indemnity the Purchasers hereunder to the extent it is finally determined that any such damages or loss resulted directly from the fraud, willfull misconduct or gross negligence of the Purchasers. The remedies provided in this Section 4.4 will not be exclusive or limit any other remedies that may be available to the Purchasers.

Section 4.5. Fees. The Company shall pay fifty (50%) percent of the Purchasers’ reasonable legal fees incurred in connection with the transactions contemplated hereby or by the Related Documents.

Section 4.6. Incorporation of IRA Provision. Reference is made to Section 5 of the IRA, which provision is incorporated by reference herein, and if breached shall be deemed a breach by the Company of this Agreement.

ARTICLE V

Miscellaneous

Section 5.1. Survival of Representations. The representations, warranties, covenants and agreements made herein or in any certificates or documents executed in connection herewith shall survive the execution and delivery hereof and thereof and the acquisition by the Purchasers of the Company Shares for period of 36 months following the Closing.

Section 5.2. Parties in Interest. All agreements, representations and warranties contained in this Agreement by and on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not.

Section 5.3. Entire Agreement; Amendments and Waivers. This Agreement (including Schedule 1) and the Related Documents contains the entire agreement among the parties with respect to the transactions contemplated hereby, and supersede all prior agreements, written or oral, with respect thereto. Changes in or additions to this Agreement may be made only upon written consent of the Company and the Purchasers.

Section 5.4. Governing Law. This Agreement and the rights and obligations of the parties hereunder are to be governed and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

Section 5.5. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by electronic mail or facsimile transmission, overnight courier, or certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by electronic mail or facsimile transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, one day after deposit with an overnight courier, or if mailed, five (5) days after the date of deposit in the mails, as follows:

if to the Purchasers, to:

Textile Investment International S.A.
41, Avenue de la Gare
Luxembourg L-1611
Grand Duchy of Luxembourg
Fax: 001 352 2648 4747
Attention: Rene Faltz, Managing Director

with a copy to:

Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, New York 10019
Fax: (212) 833-1250
Attention: Barry A. Adelman, Esq.

if to the Company, to:

I.C. Isaacs & Company, Inc.
475 10th Avenue, 9th Floor
New York, New York 10018
Fax: ____________________

Attention: Robert S. Stec

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax: (212) 750-8000
Attention: Terrence L. Shen, Esq.

Any party may by notice given in accordance with this section to the other parties designate another address or person for receipt of notices hereunder.

Section 5.6. Counterparts. This Agreement may be executed in multiple counterparts and by facsimile, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same instrument.

Section 5.7. Effect of Headings. The section and paragraph headings herein are for convenience only and shall not affect the construction hereof.

Section 5.8. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provisions hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provisions as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first set forth above.

I.C. Isaacs & Company, Inc.

By:	/S/ Robert Stec
Name: Robert Stec
Title: Chief Executive Officer

Textile Investment International S.A.

By:	/S/ René Faltz /S/ Tom Felgen
Name: René Faltz Tom Felgen
Title: Managing Directors

Olivier Bachellerie

/S/ Olivier Bachellerie

Rene Faltz

/S/ René Faltz

[Signature Page to Stock Purchase Agreement]

SCHEDULE 1

Name	Portion of Purchase Price	Number of Company Shares
Textile Investment International S.A.	$1,000,000	5,000,000
Olivier Bachellerie	$500,000	2,500,000
Rene Faltz	$500,000	2,500,000
Total	$2,000,000	10,000,000

EXHIBIT 3

CONVERSION AGREEMENT

This Conversion Agreement (the “Agreement”) is entered into as of the 9th day of May, 2008, by and between I.C. Isaacs & Company, Inc., a Delaware company (referred to herein as the “Company” or “Borrower”, as the context requires), and Textile Investment International S.A., a Luxembourg company (referred to herein as the “Purchaser” or “Lender”, as the context requires).

W I T N E S S E T H:

WHEREAS, the Borrower and Lender are parties to that certain 8% Amended and Restated Subordinated Secured Promissory Note (the “Note”), dated as of December 30, 2004;

WHERERAS, the principal amount of $2,103,461, remains outstanding under the Note on the date hereof, together with accrued and unpaid interest in the amount of $761,579, as of May 9, 2008 (the “Debt”);

WHEREAS, the Company desires to issue and sell and the Purchaser desires to purchase from the Company, in the aggregate 14,325,200 of newly issued shares of common stock of the Company (the “Common Stock”);

WHEREAS, Purchaser agrees, in consideration for the purchase of the Shares, to forgive in its entirety the Debt under the Note; and

WHEREAS, the parties hereto desire to set forth certain agreements and certain terms and conditions regarding the sale and purchase of the shares of Common Stock and the forgiveness of the Debt under the Note;

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

Sale and Purchase of Shares; Closing

Section 1.1. Sale and Purchase of Shares; Purchase Price.

(a) Upon the terms and subject to the conditions of this Agreement, the Purchaser agrees to purchase from the Company, and the Company agrees to issue and sell to the Purchaser, on the “Closing Date” (as defined herein), 14,325,200 shares of Common Stock (the “Company Shares”) in consideration for the forgiveness of the Debt under the Note (the “Purchase Price”) pursuant to that certain Debt Forgiveness Agreement (a copy of which is attached as Annex A hereto).

Section 1.2. Closing.

(a) The closing of the transactions under this Agreement (the “Closing”) shall take place at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, at 10:00 a.m. (NY time) on the date hereof (the “Closing Date”).

Section 1.3.  Deliveries at Closing. At the Closing:

(a) The Company shall deliver to the Purchaser a certificate representing the Company Shares; except that a certificate for 4,675 of the Company Shares deliverable to the Purchaser shall be delivered pursuant to Section 1.4 hereof.

(b) The Purchaser shall deliver to the Company the Debt Forgiveness Agreement.

(c) The Company shall provide evidence reasonably satisfactory to the Purchasers that the following agreements have been or will be concurrently herewith entered into (and in the case of (ii) and (iv) below, the transactions thereunder consummated at Closing): (i) that certain notice of election of extension of employment agreement, (ii) that certain stock purchase agreement by and between the Company, Textile Investment International S.A. and the other parties thereto (the “Investor Stock Purchase Agreement”); (iii) that certain investor rights agreement between the Company, the Purchasers and Wurzburg Holding, S.A. (the “IRA”); (iv) that certain stock purchase agreement by and between the Company and Robert. S. Stec and (v) those two certain license amendment agreements to the men’s and women’s collections, respectively (copies of all such agreements which are attached hereto as Annex B, collectively with the Debt Forgiveness Agreement, the “Related Documents”).

(d) The Company shall provide evidence reasonably satisfactory to the Purchasers that the Wachovia consent (consenting to the transactions contemplated by and the terms of this Agreement and the Related Documents and confirming that the Third Amendment to Loan and Security Agreement remains in full force and effect) has been or will be concurrently with the Closing received.

Section 1.4. Additional Share Certificate. The Company shall deliver to the Purchaser within three (3) business days after the date hereof a certificate for the 4,675 Company Shares which were not delivered to the Purchaser at Closing.

ARTICLE II

Representations and Warranties of the Company

The Company, represents and warrants to, and covenants and agrees with the Purchaser as follows:

Section 2.1. Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has no subsidiaries other than I.C. Isaacs & Company L.P. and Isaacs Design, Inc. of which both are operating subsidiaries. The subsidiaries are duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company and each of its subsidiaries have all requisite corporate power or limited partnership power, as the case may be, and authority to own their properties and assets and carry on their businesses as now conducted, and are duly qualified and in good standing as foreign corporations in each jurisdiction in which the location or nature of their property or the character of their businesses make such qualification necessary, except where the failure to be so qualified would not have a material adverse affect, financial or otherwise, on the business, condition, assets, properties, liabilities or results of operations of the Company or its subsidiaries.

Section 2.2. Corporate Power; Authorization; Binding Agreements. The Company has the corporate power and authority to execute and deliver this Agreement and the Related Documents and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Documents, the issuance and sale by the Company of the Company Shares hereunder and the consummation by the Company of the transactions contemplated hereby and by the Related Documents have been duly authorized by all necessary action, corporate or otherwise, on the part of the Company. This Agreement, the Related Documents and the other agreements of the Company required to consummate the transactions contemplated hereunder and thereunder have been duly executed and delivered by, and constitute valid and binding obligations of, the Company and are enforceable in accordance with their terms subject to the qualifications that enforcement of the rights and remedies created hereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting rights and remedies of creditors, and (ii) general principals of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 2.3. Capitalization; Valid Issuance. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, of which 13,740,127 shares are issued and 12,563,418 are outstanding on the date hereof, and 5,000,000 shares of Preferred Stock, of which no shares are issued and outstanding on the date hereof. Except as disclosed in the Form 10-K (as defined herein), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock. The aggregate number of shares of common stock of the Company reserved or required to be reserved by the Company for all such derivative securities, contracts and commitments is 3,250,000. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no preemptive rights with respect to the issuance or sale of the Company Shares or registration rights. All of the presently outstanding shares of Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. The Company Shares to be issued hereunder have been duly and validly authorized and, when delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable. Assuming the accuracy of the Purchasers’ representations and warranties in Article III, the Company Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”). In connection with the offer and sale of the Company Shares, neither the Company, any affiliate of the Company nor any person acting on the Company’s or such affiliates’ behalf has engaged in any form of general solicitation or general advertising, as those terms are used in Rule 502(c) of the Act.

Section 2.4. Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the Related Documents will not conflict with or, with or without notice or the lapse of time, result in any default or in any modification of (i) any provision of the articles of incorporation or by-laws or comparable organizational instruments of the Company or any subsidiary thereof or (ii) the terms of any contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement or any other agreement or instrument to which the Company or any subsidiary thereof is a party or any of their assets are bound, or the creation of any lien, charge or encumbrance of any nature upon any of the properties or assets of the Company or any subsidiary thereof. The execution, delivery and performance of this Agreement by the Company will not violate any judgment, decree, statute, rule or regulation of any federal, state or local government or agency having jurisdiction over the Company or any subsidiary thereof or any of their assets.

Section 2.5. Brokerage. No broker, finder, agent or similar intermediary has acted on the Company’s behalf in connection with the transactions contemplated by this Agreement and there are no brokerage commissions, finder’s fees or similar items of compensation payable in connection therewith based on any agreement made by or on behalf of the Company. The Company will indemnify and hold the Purchasers harmless from and against any liability or any expense arising out of any such claim.

Section 2.6.  Consents, etc. No consent, approval, waiver or authorization of or designation, declaration or filing with any governmental or regulatory authority or any other person is required in connection with the valid execution and delivery of this Agreement or the Related Documents, the offer, sale and issuance of the Company Shares or the consummation of the transactions contemplated by this Agreement or the Related Documents, except for filings that may be required to comply with applicable federal and state securities laws.

Section 2.7. No Governmental Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding has been instituted or, to the Company’s knowledge, threatened which questions the validity or legality of the transactions contemplated hereby or by the Related Documents or would reasonably be expected to have a material adverse effect on the Company.

Section 2.8. Special Committee. The transactions contemplated by this Agreement, the IRA and the Investor Stock Purchase Agreement have been unanimously approved by the Special Committee of the Board of Directors. The Special Committee has determined, after receiving and based upon the advice of its financial and legal advisors and after consideration of the Company’s limited options for raising external capital and the impact on the Company’s net operating losses, that the consideration to be paid for the Company Shares pursuant to, and the transactions contemplated by, this Agreement, the IRA and the Investor Stock Purchase Agreement, are fair to and in the best interests of the Company’s stockholders and the transactions contemplated by this Agreement, the IRA and the Investor Purchase Agreement are in the best interests of the Company’s creditors. The foregoing determination is reflected in all material respects in the minutes of the meetings of the Special Committee held on April 29, 2008, May 2, 2008 and May 5, 2008, certified copies of which have been provided to the Purchasers.

Section 2.9. Form 10-K. The Company’s Annual Report on Form 10-K for the year ended December 31, 2007, in the form delivered to the Purchasers on May 6, 2008 (the “Form 10-K”), has been completed (subject to immaterial non-substantive language changes that might be made prior to filing), except for the Part III information which will be completed prior to May 15, 2008, is in form ready to be filed with the Securities and Exchange Commission (the “SEC”). The Company’s independent registered public accounting firm has confirmed to the Company that such firm’s audit report for the fiscal year ended December 31, 2007 is released to the Company and that such firm will consent to the filing of the Form 10-K with the SEC when the Part III information is inserted. The Form 10-K at the time it is filed will comply as to form in all material respects with the applicable requirements of the Act and the Securities Exchange Act of 1934, as amended, as the case may be, the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder applicable to such Company SEC reports. The Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements in such Form 10-K, in the light of the circumstances under which they were made, not misleading.

Section 2.10. Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the Form 10-K (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements). The consolidated balance sheets (including, in each case, any related notes and schedules) contained in the Form 10-K fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and each of the consolidated statements of income and of changes in financial position contained in the Form 10-K (including, in each case, any related notes and schedules) fairly presents in all material respects the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its subsidiaries for the periods set forth therein.

Section 2.11. Loan Agreement; No Default. There are no outstanding Defaults or Events of Default (as such terms are defined in the Loan Agreement) under that certain Loan and Security Agreement dated December 30, 2004 (as amended or otherwise modified from time to time, including but not limited to the Third Amendment thereto, the “Loan Agreement”) by and among I.C. Isaacs & Company, L.P., as borrower, the Company and Isaacs Design, Inc., as guarantors, and Wachovia.

Section 2.12. Royalty Deferrals. There are no deferred royalty payments (or interest thereon) owing under the men’s or women’s license agreements between the Company or its subsidiaries and Latitude Licensing Corp. other than the four months of 2008 royalty payments being deferred pursuant to the license amendments which are a part of the Related Documents.

ARTICLE III

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to, and covenants and agrees with the Company as follows:

Section 3.1. Authorization; Power; Binding Agreements. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of the Purchaser. The Purchaser has the full right, power and authority to enter into this Agreement. This Agreement constitutes the valid and binding obligation of the Purchaser, enforceable in accordance with its terms subject to the qualifications that enforcement of the rights and remedies hereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

Section 3.2. Purchase for Investment. The Purchaser is purchasing the Company Shares for its own account, for investment purposes and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Act.

Section 3.3. Unregistered Securities; Legend. The Purchaser understands that the securities to be acquired by it pursuant to this Agreement have not been registered under the Act, and will be issued in reliance upon an exemption from the registration requirements thereof. The Purchaser acknowledge that the certificate issued representing the Company Shares shall bear a restrictive legend substantially as follows:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered for sale, sold, transferred or conveyed without registration or an opinion of counsel in form and substance satisfactory to the Company to the effect that such registration is not required.”

Section 3.4. Access to Data; Experience; Accredited Investor. The Purchaser has had an opportunity to discuss the Company’s business plans with the management of the Company, and to ask questions of officers of the Company and to make an independent assessment of its investment in the Company Shares. The Purchaser has substantial experience in evaluating and investing in a nonliquid investment such as the Company Shares and is capable of evaluating the merits and risks of its investment in the Company. The Purchaser is an accredited investor as that term is defined in Rule 501 of Regulation D under the Act, and understands that the offer and sale of the Company Shares has been and is being made in reliance upon an exemption from registration under the Act. The Purchaser is able to withstand the loss of its entire investment.

Section 3.5. Brokerage. No broker, finder, agent or similar intermediary has acted on the Purchaser’s behalf in connection with the transactions contemplated by this Agreement and there are no brokerage commissions, finder’s fees or similar items of compensation in connection therewith based on any arrangement or agreement made by or on behalf of the Purchaser. The Purchaser will indemnify and hold the Company harmless against any liability or expense arising out of any such claim.

Section 3.6. Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Luxembourg and has all requisite corporate power and authority to carry on its business as now conducted.

Section 3.7. Corporate Power; Authorization. The Purchaser has the corporate power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser.

Section 3.8. No Conflicts or Violations. The execution, delivery and performance of this Agreement will not conflict with or, with or without notice or the lapse of time, result in any material default or in any material modification of (i) any provision of the certificate of incorporation or by-laws of the Purchaser or (ii) the terms of any contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement or any other agreement or instrument to which the Purchaser is a party or any of its assets are bound, or the creation of any lien, charge or encumbrance of any nature upon any of the properties or assets of the Purchaser. The execution, delivery and performance of this Agreement by the Purchaser will not violate any judgment, decree, statute, rule or regulation of any federal, state or local government or agency having jurisdiction over the Purchaser or its assets.

ARTICLE IV

Miscellaneous

Section 4.1. Survival of Representations. The representations, warranties, covenants and agreements made herein or in any certificates or documents executed in connection herewith shall survive the execution and delivery hereof and thereof and the acquisition by the Purchaser of the Company Shares for a period of 36 months following the Closing.

Section 4.2. Parties in Interest. All agreements, representations and warranties contained in this Agreement by and on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not.

Section 4.3. Entire Agreement; Amendments and Waivers. This Agreement (including Annex A) and the Related Documents contain the entire agreement among the parties with respect to the transactions contemplated hereby and thereby, and supersede all prior agreements, written or oral, with respect thereto. Changes in or additions to this Agreement may be made only upon written consent of the Company and the Purchaser.

Section 4.4. Governing Law. This Agreement and the rights and obligations of the parties hereunder are to be governed and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

Section 4.5. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by electronic mail or facsimile transmission, overnight courier, or certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by electronic mail or facsimile transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, one day after deposit with an overnight courier, or if mailed, five (5) days after the date of deposit in the mails, as follows:

if to the Purchaser, to:

Textile Investment International S.A.
41, Avenue de la Gare
Luxembourg L-1611
Grand Duchy of Luxembourg
Fax: 001 352 2648 4747
Attention: Rene Faltz, Managing Director

with a copy to:

Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, New York 10019
Fax: (212) 833-1250
Attention: Barry A. Adelman, Esq.

if to the Company, to:

I.C. Isaacs & Company, Inc.
475 10th Avenue, 9th Floor
New York, New York 10018
Fax: ____________________
Attention: Robert S. Stec

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax: (212) 750-8000
Attention: Terrence L. Shen, Esq.

Any party may by notice given in accordance with this section to the other parties designate another address or person for receipt of notices hereunder.

Section 4.6. Counterparts. This Agreement may be executed in multiple counterparts and by facsimile, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same instrument.

Section 4.7. Effect of Headings. The section and paragraph headings herein are for convenience only and shall not affect the construction hereof.

Section 4.8. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provisions hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provisions as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first set forth above.

I.C. Isaacs & Company, Inc.

By:	/S/ Robert Stec
Name: Robert Stec
Title: Chief Executive Officer

Textile Investment International S.A.

By:	/S/ René Faltz /S/ Tom Felgen
Name: René Faltz Tom Felgen
Title: Managing Directors

[Signature Page to Conversion Agreement]

ANNEX A

DEBT FORGIVENESS AGREEMENT

THIS DEBT FORGIVENESS AGREEMENT (this “Agreement”) is entered into on this 9th day of May, 2008, by and between I.C. Isaacs & Company, Inc., a Delaware company (the “Borrower”), and Textile Investment International S.A., a Luxemburg company, (the “Lender”).

WHEREAS, the Lender, as purchaser and Borrower, as seller are parties to that certain conversion agreement (the “Conversion Agreement”) dated as of the date hereof; and

WHEREAS, pursuant to the Conversion Agreement, as consideration for the purchase of certain newly issued stock of the Borrower, the Lender is to forgive the Debt (as the term “Debt” is defined in the Conversion Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1. The Lender hereby represents and warrants to the Borrower, that the Lender is the holder of the Debt under the Note (as the term “Note” is defined in the Conversion Agreement).

2. Concurrently with the closing under Article I of the Conversion Agreement, the Lender hereby forgives and cancels the Debt, which forgiveness and cancellation is hereby accepted by the Borrower, and the Borrower is fully released from the Debt, and such Debt, including any obligations of payment or performance in respect of such debt by the Borrower, is satisfied, extinguished and discharged in its entirety.

3. The forgiveness and cancellation of the Debt granted under this Agreement is irrevocable and irreversible.

4. Each of the parties hereto shall be responsible for any tax cost that may be attributed to it as a result of this Agreement in accordance with applicable law.

5. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original.

6. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute but one and the same agreement.

7. This Agreement and the rights and obligations of the parties hereunder are to be governed and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

IN WITNESS WHEREOF the parties have hereunto executed this Agreement the day and year first above written.

BORROWER:

I.C. Isaacs & Company, Inc.

By:	S/ Robert Stec
Name:	Robert Stec
Title:	Chief Executive Officer

LENDER:

Textile Investment International S.A.

By:	/S/ René Faltz /S/ Tom Felgen
Name:	René Faltz Tom Felgen
Title:	Managing Directors

EXHIBIT 4

I.C. ISAACS & COMPANY, INC.

____________________________

INVESTOR RIGHTS AGREEMENT

MAY 9TH, 2008

____________________________

I.C. ISAACS & COMPANY, INC.

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is made as of May 9, 2008 by and between I.C. Isaacs & Company, Inc., a Delaware corporation (the “Company”), and the entities and persons listed on the Schedule of Investors attached hereto as Exhibit A (collectively the “Investors” and each individually an “Investor”).

RECITALS

WHEREAS, the Company and the Investors (or Affiliates thereof) are parties to the Stock Purchase Agreement of even date herewith (the “Purchase Agreement”), pursuant to which the Company has agreed to issue, and the Investors have agreed to buy, shares of the Company’s Common Stock, on the terms and subject to the conditions set forth in the Purchase Agreement; and

WHEREAS, the Purchase Agreement requires, as a condition to closing the issuance and sale of the shares of Common Stock, that the parties hereto enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Investors hereby agree as follows:

SECTION 1

  1.1  Definitions.  As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Investor, any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person, and shall include, without limitation, any partner, officer, director, or member of such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person whether through the ownership of voting securities or by agreement or otherwise.

“Board of Directors” shall mean (except where the context clearly indicates otherwise) the board of directors of the Company after the reconstitution thereof in accordance with Section 5.1 hereof.

“Commission” shall mean the Securities and Exchange Commission or any other U. S. federal agency at the time administering the Securities Act.

“Common Stock” shall mean shares of the Company’s Common Stock, $0.0001 par value per share.

“Company” has the meaning set forth in the preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Holder or Holders” shall mean each of the Investors listed on Exhibit A and their transferees as permitted by Section 3.10 holding Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 3.7(c).

“Indemnifying Party” has the meaning set forth in Section 3.7(c).

“Initiating Holders” shall mean (i) any Investor or Investors who hold Registrable Securities or (ii) any Holder or Holders who in the aggregate hold at least ten percent (10%) of the Registrable Securities.

“Investors” has the meaning set forth in the preamble.

“Person” shall mean an individual, corporation, limited liability company, trust, general partnership or other entity.

“Preemptive Right” has the meaning set forth in Section 2.1(a).

“Preemptive Notice” has the meaning set forth in Section 2.1(a).

“Registrable Securities” shall mean (a) the Shares, (b) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares, and (c) shares of Common Stock issued or issuable pursuant to the conversion of New Securities (as defined in Section 3.1(a) hereof) acquired by the Investor under Section 3.1 hereof, excluding in all cases, however, any Registrable Securities that have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or which have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned.

The terms “register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

“Registration Expenses” shall mean all reasonable expenses, except as otherwise stated below, incurred by the Company in complying with Sections 3.1, 3.2 and 3.3 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company (and reasonable fees and disbursements of one special counsel for Holders), accounting fees, blue sky fees and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar United States federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders.

“Shares” shall mean the shares of the Company’s Common Stock held by the Investors at the date hereof, whether pursuant to the Purchase Agreement or otherwise, or which are hereafter transferred from one Investor to another, or which are transferred to other Holders pursuant to Section 3.10.

“Wurzburg” shall mean Wurzburg Holding S.A., one of the Investors.

1.2 Securities Subject to this Agreement. The securities entitled to the benefits of this Agreement are the Registrable Securities but, with respect to any particular Registrable Security, only so long as such security continues to be a Restricted Security. A Registrable Security that has ceased to be a Registrable Security cannot thereafter become a Registrable Security. As used herein, a Restricted Security is a Registrable Security which has not been distributed in accordance with an effective Registration Statement and which has not been distributed by a Holder pursuant to Rule 144, Rule 903 or Rule 904, unless, in the case of a Registrable Security distributed pursuant to Rule 903 or 904, any applicable restricted period has not expired or the SEC or its staff has taken the position in a published release, ruling or no-action letter that securities distributed under Rule 903 or 904 are ineligible for resale in the United States under Section 4(1) of the Securities Act notwithstanding expiration of the applicable restricted period. Securities shall cease to be Registrable Securities at such time as they are tradeable by the then holder without restriction as to volume pursuant to Rule 144.

SECTION 2

Preemptive Rights

2.1 Preemptive Rights

The Company shall not, and it shall not permit any of its subsidiaries to, issue or sell any New Securities (as defined in Section 2.1(a)), unless prior to the issuance or sale of such New Securities, each Investor shall have been given the opportunity (such opportunity being herein referred to as the “Preemptive Right”) to purchase such Investor’s pro rata portion (as described in this paragraph) of New Securities that the Company or any of its subsidiaries may, from time to time, propose to sell and issue. An Investor’s pro rata portion, for purposes of this Preemptive Right, is equal to the product of the aggregate number of New Securities the Company (or its subsidiary) proposes to sell and issue multiplied by the quotient of (x) the number of shares of Common Stock owned by such Investor, divided by (y) the total number of shares of Common Stock outstanding. Each Investor shall have the right to assign, in whole or in part, its Preemptive Right to purchase its pro rata share of such New Securities to any one or more of its Affiliates. The Preemptive Right shall be subject to the following provisions:

(a) “New Securities” shall mean any common stock of the Company (or any subsidiary, as applicable), whether now authorized or not, and any rights, options or warrants to purchase said common stock of the Company (or its subsidiary, as applicable), and securities of any type whatsoever that are, or may become, convertible into common stock of the Company (or its subsidiary, as applicable); provided, however, that New Securities does not include (i) securities issued pursuant to the acquisition of another corporation or entity by the Company (or its subsidiary, as applicable) by merger, purchase of substantially all of the assets or other reorganization, in each case as approved by the Board of Directors; (ii) up to 10% of the shares of Common Stock outstanding at closing issued or issuable to officers, directors, consultants or employees of the Company pursuant to stock option or stock purchase plans or agreements on terms approved by the Board of Directors; (iii) securities issued upon the conversion or exercise of convertible or exercisable securities provided that such convertible or exercisable securities were offered to the Investors under this Section 2.1 (or that such Investors waived their Preemptive Right with respect to such convertible or exercisable securities) or were outstanding on the date of this Agreement; (iv) securities issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the Board of Directors; (v) securities issued in connection with any stock split, reverse stock split, stock combination, stock dividend, recapitalization or similar event by the Company (or its subsidiary, as applicable); (vi) securities issued in connection with any reorganization, reclassification, exchange, substitution or other similar adjustment approved by the Board of Directors; (vii) securities issued as a dividend or distribution on the Common Stock if such dividend or distribution is distributed to the holders of Common Stock ratably based on the number of shares of Common Stock held by all shareholders of the Company on the record date for such dividend or distribution; or (viii) securities issued by a wholly-owned subsidiary to the Company or to another wholly-owned subsidiary of the Company.

(b) In the event that the Company (or any subsidiary, as applicable) proposes to issue New Securities, it shall give each Investor at least thirty (30) days prior written notice (the “Preemptive Notice”) of its intention, describing the type of New Securities, the price, and the general terms upon which the Company (or its subsidiary, as applicable) proposes to issue the same, the total amount of capital to be raised, the name and address of the bona fide purchaser to which the Company (or such subsidiary) proposes to issue or sell New Securities and the number of such New Securities which such Investor is entitled to purchase (determined as provided in the first paragraph of this Section 2.1). Each Investor shall have twenty (20) days from the date of mailing of any such notice to agree to purchase up to its full pro rata share of such New Securities for the price and upon the general terms specified in the notice by giving written notice to the Company; provided, that if (i) the consideration specified in the Preemptive Notice to be paid for the New Securities is not all cash, or (ii) any property other than New Securities is proposed to be transferred in connection with the issuance of New Securities to which the Preemptive Notice relates, then the price payable by an Investor shall be the consideration specified in the Preemptive Notice or (at the election of the Investor) (A) a cash amount equal to the fair market value thereof in the case of clause (i) and (B) a cash amount equal to the fair market value of the consideration allocable to the New Securities to be purchased by such Investor in the case of clause (ii). Subject to Section 2.1(e), in the event any determination of fair market value is required pursuant to this Section 2.1, such determination shall be made in good faith by the Board of Directors following (if the property is not publicly traded securities) receipt (at the Company’s expense) of a valuation from an independent appraiser with appropriate industry experience. At the expiration of such twenty (20) day period, the Company shall promptly notify each Investor that elects to purchase or acquire all the shares available to it (each, a “Fully Exercising Investor”) of any other Investor’s failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Investors were entitled to subscribe but that were not subscribed for by the Investors which is equal to the proportion that the Common Stock issued and held (assuming conversion, exercise or exchange of all outstanding securities convertible into or exercisable or exchangeable for Common Stock) by such Fully Exercising Investor bears to the Common Stock issued and held (assuming conversion, exercise or exchange of all outstanding securities convertible into or exercisable or exchangeable for Common Stock) by all Fully Exercising Investors who wish to purchase such unsubscribed shares.

(c) If all New Securities referred to in the Preemptive Notice are not elected to be purchased or acquired as provided in Section 2.1(b), the Company may, during the sixty (60) day period following the expiration of the periods provided in Section 2.1(b), offer and sell (or enter into an agreement pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within thirty (30) days from the execution of such agreement) the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Preemptive Notice. If the Company does not sell such New Securities within such 60-day period (or such 30-day period after execution of such agreement, as applicable), the right provided under this Section 2.1 shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Section 2.1.

(d) Any Investor’s failure to exercise this Preemptive Right on any issuance of New Securities shall not adversely affect such Investor’s Preemptive Right to purchase subsequent issuances of New Securities.

(e) If the consideration received by the Company (or its subsidiary, as applicable) in exchange for the New Securities is other securities, its value will be deemed its fair market value as determined as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(A) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing with the exercising Investors;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing with the exercising Investors; and

(C) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board of Directors.

SECTION 3

Registration Rights

3.1 Demand Registration

(a) Demand for Registration. In case the Company shall receive from Initiating Holders a written request that the Company effect any registration, qualification or compliance with respect to an offering for an anticipated aggregate offering price of not less than $2,000,000 (before underwriting discounts and other selling expenses), the Company will:

(i) promptly (and in no event later than ten (10) days after the date such request is received) give written notice of the proposed registration, qualification or compliance to all other Holders; and

(ii) as soon as practicable (and in any event within sixty (60) days after the date that the Company receives such written request from the Initiating Holders), effect such registration, qualification or compliance (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of the Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request received by the Company within twenty (20) days after receipt of such written notice from the Company;

Provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this Section 3.1(a):

(A) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(B) During the period starting with the date thirty (30) days prior to the Company’s estimated date of filing of, and ending on the date three (3) months immediately following the effective date of, any registration statement pertaining to securities of the Company sold by the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

(C) After the Company has effected an aggregate of two (2) registrations pursuant to this Section 3.1(a) or 3.3(a), provided that (i) such registrations have been declared or ordered effective and (ii) the offerings thereunder are not interfered with by any stop order, injunction, order or requirement of the Commission or other agency or court of competent jurisdiction; or

(D) If the Company shall furnish to such Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors it would (i) be materially detrimental to the Company or its stockholders, (ii) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, or (iii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, if a registration statement were to be filed in the near future, then the Company’s obligation to register, qualify or comply under this Section 3 shall be deferred for a period not to exceed ninety (90) days from the date of receipt of written request from the Initiating Holders, provided, however, that in such event, (i) the Initiating Holders shall be entitled to withdraw such request and retain its rights under this Section 3.1(a) and (ii) the Company shall not utilize this right more than once in any twelve (12) month period.

Subject to the foregoing clauses (A) through (D), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable after receipt of the request or requests of the Initiating Holders.

(b) Underwriting. In the event that a registration pursuant to Section 3.1(a) is for a registered public offering involving an underwriting, the Initiating Holders will so advise the Company as part of the written request given by such Initiating Holders pursuant to Section 4.1(a), and the Company shall in turn advise all other Holders as part of the notice given pursuant to Section 4.1(a)(i). In such event, the right of any Holder to registration pursuant to Section 4.1 shall be conditioned upon such Holder’s participation in the underwriting arrangements required by this Section 4.1, and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent requested shall be limited to the extent provided herein.

The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter(s) selected for such underwriting by the majority in interest of the Initiating Holders, but subject to the reasonable approval of the Company. Notwithstanding any other provision of this Section 3.1, if the managing underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders, and the number of shares that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement.

If any Holder disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Initiating Holders. The Registrable Securities and/or other securities so withdrawn shall also be withdrawn from registration.

3.2 Company Registration

(a) Notice of Registration. If at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders or a combination thereof, other than (i) a registration relating solely to employee benefit plans or (ii) a registration relating solely to a corporate reorganization or other transaction covered by Commission Rule 145, the Company will:

(i) promptly (and in no event later than twenty (20) days prior to the filing of any registration statement) give to each Holder written notice thereof; and

(ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests made by any Holder within twenty (20) days after receipt of such written notice from the Company.

(b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as part of the written notice given pursuant to Section 3.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 3.2 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall, together with the Company, enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company, but subject to the reasonable approval of the Holders. Notwithstanding any other provision of this Section 3.2, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the number of shares of Registrable Securities to be included in such registration without requiring any limitation in the number of shares to be registered on behalf of the Company. The Company shall so advise all Holders and the number of shares that may be included in the registration and underwriting by all Holders requesting inclusion of their Registrable Securities or other Company securities, as applicable, shall be allocated among them, as nearly as practicable, first, to the Company solely with respect to shares proposed to be sold for the Company’s account, and second, among the Holders in proportion to the respective amounts of Registrable Securities held by such Holders at the time of filing of the registration statement. If any Holder disapproves of the terms of any such underwriting, such holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. Notwithstanding anything contained herein to the contrary, in connection with any offering involving an underwriting of the Company’s securities the Company shall not be required to include any of the Registrable Securities in such an underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. A registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provision, fewer than seventy percent (70%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

(c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3.2 prior to the effectiveness of such registration whether or not any Holder has elected to include Registrable Securities in such registration. The Company will give written notice of such determination to each Holder that has elected to include Registrable Securities in such registration and will be relieved of its obligation to register any Registrable Securities in connection with such registration statement. The expenses of such terminated or withdrawn Registration will be borne by the Company.

3.3 Registration on Form S-3

(a) Request for Registration. If any Holder or Holders request that the Company file a registration statement on Form S-3 under the Securities Act (or any successor short-form registration statement similar to Form S-3) for a public offering of shares of the Registrable Securities held by such Holder or Holders the reasonably anticipated aggregate price to the public of which would exceed $1,000,000 (before underwriting discounts and other selling expenses), and the Company is a registrant entitled to use Form S-3 (or any successor short-form registration statement similar to Form S-3) to register the Registrable Securities for such an offering, the Company shall cause such Registrable Securities to be registered for the offering on such form and to cause such Registrable Securities to be qualified in such jurisdictions as such Holder or Holders may reasonably request; provided, however, that the Company shall not be required to effect more than two (2) registrations pursuant to this Section 3.3(a) in any twelve (12) month period, provided that (i) such registrations have been declared or ordered effective and (ii) the offering is not interfered with by any stop order, injunction, order or requirement of the Commission or other agency or court of competent jurisdiction. The substantive provisions of Section 3.1(b) shall be applicable to each registration initiated under this Section 3.3(a). Any request for registration under this Section 3.3(a) will not be considered a demand registration request pursuant to Section 3.1(a) except if such request for registration under this Section 3.3(a) relates to an underwritten offering.

(b) Limitations. Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to Section 3.3(a) in any of the circumstances specified in clauses (A), (B), (C) or (D) of the proviso to Section 3.1(a).

3.4 Limitations on Subsequent Registration Rights

From and after the date hereof, the Company will not, without the prior written consent of holders of a majority of the voting power of the then outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which allows such holder or prospective holder of any securities of the Company to include such securities in any registration filed under Sections 3.1, 3.2 or 3.3 hereof, or grants any holder or prospective holder rights which are analogous to those granted under Sections 3.1, 3.2 or 3.3 unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his securities will not diminish the amount of Registrable Securities which are included.

3.5 Expenses of Registration

(a) Registration Expenses. The Company shall bear all Registration Expenses incurred in connection with all registrations pursuant to Section 3.1, Section 3.2 and Section 3.3.

(b) Selling Expenses. All Selling Expenses shall be borne by the Holders pro rata on the basis of the number of shares so registered.

3.6  Registration Procedures

In the case of each registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will:

(a) keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof;

(b) as soon as practicable, prepare and file with the Commission a registration statement with respect to such securities and use commercially reasonable efforts to cause such registration statement to become and remain effective until the earlier of (i) one year or (ii) the distribution described in the Registration Statement has been completed; provided, however, that (i) such one-year period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of the managing underwriter; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such one-year period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(c) furnish to each of the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such Holders or underwriters may reasonably request in order to facilitate the public offering of such securities;

(d) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(e) use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided, however, that the Company shall not be required in connection therewith, or as a condition thereto, to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already qualified to do business or is subject to service of process in such jurisdiction, and except as may be required by the Securities Act;

(f) in the event of an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g) notify each Holder covered by such registration statement (i) when any prospectus or any prospectus supplement has been filed with the Commission, and, with respect to such registration statement or any post-effective amendment thereto, when the same has been declared effective by the Commission, (ii) of any request by the Commission for amendments or supplements to such registration statement or related prospectus, or for additional information, (iii) of the issuance by the Commission of any stop order or the initiation of any proceedings for such or a similar purpose (and the Company shall use commercially reasonable efforts to obtain the withdrawal of any such order as soon as practicable), (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose (and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any such suspension as soon as practicable), (v) at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements made therein not misleading in the light of the circumstances then existing, and, at the request of any such Holder, prepare and furnish to such Holder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and (vi) of the Company’s determination that the filing of a post-effective amendment to such registration statement shall be necessary or appropriate;

(h) cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed, or, if no Company securities are so listed, the Company will cause all such Registrable Securities registered pursuant hereunder to be listed on a national securities exchange or national automated quotation system or the OTC Bulletin Board, as determined by the Board of Directors in its sole discretion;

(i) provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(j) permit a single firm of counsel designated as selling stockholders' counsel by the holders of a majority in interest of the Registrable Securities being registered to review the registration statement and all amendments and supplements thereto a reasonable period of time prior to their filing with the Commission and state authorities, and shall not file any document in a form to which such counsel reasonably objects; and

(k) cause the Company's officers, directors and independent certified public accountants to supply all information reasonably requested by a representative of any Holder of Registrable Securities, and any attorney or accountant retained by such Holder, in connection with such registration; provided, however, that such representatives, attorneys or accountants shall, at the request of the Company, enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

3.7 Indemnification

(a) By Company. The Company will indemnify each Holder, each of its officers, directors, partners, legal and financial advisors, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act and each Investor and its officers, directors, partners, legal and financial advisors, and each person controlling such Investor within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities, joint or several (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act, the Exchange Act or any state or federal securities law, or any rule or regulation promulgated under such Acts or law applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers, directors, partners, legal and financial advisors, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, each Investor, each of its officers, directors and partners and each person controlling such Investor, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information regarding a Holder furnished to the Company by such Holder, controlling person, underwriter or Investor and stated to be specifically for use therein. If the Holders and Investors are represented by counsel other than counsel for the Company, the Company will not be obligated under this Section 3.7(a) to reimburse legal fees and expenses of more than one separate counsel for all Holders and Investors.

(b) By Holders. Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors, each of its officers, legal and financial advisors, each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers and directors, legal and financial advisors, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, legal and financial advisors, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information regarding a Holder furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of each Holder under this Section 3.7(b) shall be several, not joint and several, among the Holders, and shall be limited in an amount equal to the net proceeds received by such Holder of the shares sold by such Holder in such registration.

(c) Procedures. Each party entitled to indemnification under this Section 3.7 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend such action. Notwithstanding the foregoing, the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses as determined by the Indemnified Party in its reasonable discretion, in which case, the reasonable fees and expenses of counsel retained by the Indemnified Party to defend against such matters shall be paid by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party and will survive the transfer of securities.

(d) Contribution. If the indemnification provided for in this Section 3.7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the liability of each Holder under this Section 3.7(d) shall be limited in an amount equal to the net proceeds received by such Holder of the shares sold by such Holder in such registration. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) Controlling Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions of this Section 3.7, the provisions in the underwriting agreement shall control.

3.8 Information by Holder

The Holder or Holders included in any registration shall furnish to the Company such information regarding such Holder or Holders, the Registrable Securities held by them and the distribution proposed by them as the Company may request in writing and only as shall be necessary to enable the Company to comply with the provisions hereof in connection with any registration, qualification or compliance referred to in this Agreement.

3.9  Rule 144 Reporting and Form S-3

With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and certain other rules and regulations of the Commission which may at any time permit a Holder to sell Registrable Securities to the public without registration or pursuant to a registration on Form S-3, the Company agrees to use commercially reasonable efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date that the Company becomes subject to the reporting requirements of the Securities Act or the Exchange Act;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c) furnish to any Holder forthwith upon request a written statement by the Company: (i) as to its compliance with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public); (ii) as to its compliance with the reporting requirements of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); (iii) as to its compliance with the requirements for qualification as a registrant whose securities may be offered and sold pursuant to Form S-3 (at any time after it so qualifies); (iv) a copy of the most recent annual or quarterly report of the Company; or (v) such other reports and documents of the Company and other information in the possession of, or reasonably obtainable by, the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

3.10 Transfer of Registration Rights

The rights to cause the Company to register securities granted Holders under Sections 3.1, 3.2 and 3.3 may be transferred or assigned by a Holder of Registrable Securities provided that: (a) such transfer or assignment may otherwise be effected in accordance with applicable securities laws and (b) such transferee or assignee (i) will, as a result of such transfer or assignment, beneficially own at least 5% (except that for purposes of a transfer or registration rights under Section 3.2 only, such number shall be 3%) of the outstanding shares of Common Stock, (ii) in the case of a transfer or assignment by Olivier Bachellerie or Rene Faltz, will hold a number of shares of Common Stock equal to at least 30% of the shares purchased by such Investor under the Purchase Agreement, or (iii) is a current or retired partner, member or holder of greater than ten percent (10%) of the voting securities of the transferring or assigning Holder or is an Affiliate, or an immediate family member or trust for the benefit of immediate family members, of such Holder. No transfer or assignment will divest a Holder of such rights and powers unless all Registrable Securities owned by such Holder are transferred or assigned.

SECTION 4

Legends

4.1 Legends

Each Investor understands that the share certificates evidencing any Registrable Securities purchased pursuant to the Purchase Agreement shall be endorsed with the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION OF SUCH SHARES MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

SECTION 5

Board Representation; Approval Rights

5.1 Board Members

(a) Prior to the consummation of the transactions contemplated by the Purchase Agreement, the Company’s Board of Directors consists of 7 members, and Wurzburg or its Affiliates has designated three (3) of such members (Francis Girbaud, Olivier Bachellerie and Rene Faltz, or the “Existing Designees”). The Company, by action of said 7-member Board of Directors shall, as soon as practicable following the consummation of the transactions contemplated by the Purchase Agreement and having been advised by Wurzburg or its Affiliates of the three additional individuals that Wurzburg or its Affiliates wish to designate as directors, (to the extent permitted under applicable law), (i) increase the number of directors constituting the Company’s entire Board of Directors to nine (9) members, (ii) request and accept the resignation of one current director who is not an Existing Designee, and (iii) fill the three vacancies so created with three (3) additional individuals which shall have been designated by Wurzburg or its Affiliates (together with the Existing Designees, the “Wurzburg Designees”). Thereafter the number of directors constituting the entire Board of Directors shall remain nine (9) and Wurzburg or its affiliates shall be entitled to designate 6 individuals to be elected to the Company’s Board of Directors at each annual meeting of the stockholders of the Company or at any special meeting at which directors are elected; provided that if the Investors hereafter hold, in the aggregate, less than 60% of the issued and outstanding Common Stock, then the number of Wurzburg Designees shall be reduced to that number of directors which is equal to the same percentage of nine directors that the shares of Common Stock then owned, in the aggregate, by the Investors bears to the total outstanding shares of Common Stock If the preceding computation results in a number which is not a whole number, the number of Wurzburg Designees shall be rounded down to the nearest whole number but with one-half and above to be rounded upward to the nearest whole number.

(b) The Company hereby agrees to take all actions which are reasonably necessary or desirable, and to otherwise use its best efforts to give effect to Wurzburg’s rights under Section 5.1(a) above.

(c) Without limiting anything contained in Section 5.1(b), at each annual meeting of the stockholders of the Company (or at any special meeting) at which directors are to be elected, Wurzburg or its Affiliates shall submit to the Company the names of a sufficient number of proposed Wurzburg Designees to fill all of the directorships belonging to Wurzburg Designees. The Board of Directors shall use its best efforts to ensure that all such Wurzburg Designees are elected to the Board of Directors. If Wurzburg or its Affiliates fail to designate a sufficient number of directors to fill all directorships which they are entitled to designate, then the Company shall use it best efforts to ensure that any directorship not so filled shall remain vacant until such time as Wurzburg or its Affiliates designate a person to fill such directorship.

(d) The Company shall use it best efforts to ensure that no Wurzburg Designee is removed without cause without the affirmative vote of the holders of a majority of shares of Common Stock held by the Investors, given either at a special meeting of stockholders duly called for that purpose or pursuant to a written consent of such stockholders. In furtherance of the foregoing, in case any stockholder of the Company proposes to remove any Wurzburg Designee without cause, the Board of Directors shall recommend to the other stockholders that they vote against any such removal. Any vacancy to be filled by the Board of Directors (pursuant to Delaware law) in any directorship intended for a Wurzburg Designee shall be filled only by a Wurzburg Designee.

(e) The Company agrees to use its best efforts to obtain no later than the date on which the size of the board is increased to 9 members pursuant to Section 5.1(a) the resignation of one current director who is not a Wurzburg Designee in order to create a sufficient number of vacant directorships to allow the 3 new Wurzburg Designees to be appointed to the Board of Directors, and to ensure that any such vacancy created by such resignation shall be filled only by a Wurzburg Designee as provided in this Section 5.1; provided, that if the Company is unable to obtain such resignation pursuant hereto, then the Company shall take all actions reasonably necessary or desirable, and otherwise use its best efforts, to cause the removal of such non-Wurzburg Designee by written consent of a majority of the shares then entitled to vote).

(f) For the purposes of this Section 5.1, for any matter that requires the vote of the Company’s stockholders, the term “best efforts” shall include, without limitation, (x) making a recommendation to the Company’s stockholders that they approve or reject (as applicable) the relevant matters referred to in the respective paragraphs of this Section 5.1 and (y) (except in the case of the proviso to Section 5.1(e)) soliciting proxies from such stockholders in favor of or against (as applicable) such matters.

5.2 Approval Rights

At any time between the date of this Agreement and the date on which all six (6) Wurzburg Designees have been elected to, and are serving on, the Board of Directors, as reconstituted pursuant to Section 5.1(a), no action proposed to be taken by the Company that requires the approval of the Board of Directors (or a committee thereof) shall be taken by the Company without the unanimous approval of the Existing Designees.

5.3 Committees

The Board of Directors will not establish any committee authorized to exercise the power of the Board of Directors unless the Wurzburg Designees (or their nominees) are granted representation on such committee consistent with the proportion of the total number of Wurzburg Designees to the total number of members of the entire Board of Directors; provided, however, that the Investors shall waive such right to proportional representation if they receive an opinion in form and substance reasonably acceptable to the Investors from counsel reasonably acceptable to the Investors that such proportionate representation violates a law or regulation then applicable to the Company or its directors in their capacity as such.

5.4 Indemnification

The Company will indemnify members of the Board of Directors to the fullest extent permitted by applicable law.

SECTION 6

Miscellaneous

6.1 Governing Law

This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to contracts made and to be fully performed entirely within that state between residents of that state. All disputes arising out of this Agreement shall be subject to the exclusive jurisdiction and venue of the New York state courts (or, if there is exclusive federal jurisdiction, the United States District Courts of the Southern District of New York) and the Company consents to the personal and exclusive jurisdiction and venue of these courts.

6.2 Entire Agreement; Amendment

This Agreement (including the exhibits hereto) constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. This Agreement or any term hereof may be amended, waived, discharged or terminated by a written instrument signed by the Company and the Investors (or as to Section 3, the Holders) or transferees of such Investors holding more than a majority of the Registrable Securities then outstanding; provided, however, that if such amendment or waiver adversely and disproportionately affects a party as compared to another party, increases a benefit of a party without providing substantially the same benefit on substantially the same terms to another party, or increases the obligations of a party, then the consent of such affected party shall be required.

6.3 Survival

The representations, warranties, covenants and agreements made herein shall survive any investigation made by any Holder and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

6.4 Successors and Assigns

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price and the delivery of any notices required to be given hereunder.

6.5 Aggregation

For the purposes of determining the number of shares of Registrable Securities held by a Holder or a transferee or assignee, the holdings of transferees and assignees of a partnership, limited liability company or corporation, as applicable, who are Affiliates, partners or members or retired partners or retired members of such partnership, limited liability company (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities by gift, will or intestate succession) or corporation, as applicable, shall be aggregated together and with the holdings of the partnership, limited liability company or corporation, as applicable.

6.6 Notices, etc.

All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, or overnight courier addressed or by facsimile or electronic mail: (a) if to an Investor (or its transferee), at the address of such Investor (or its transferee) set forth on the books of the Company or the facsimile number of such Investor set forth on the signature page hereto, or at the address or facsimile number, as applicable, designated by such Investor (or its transferee) in a notice delivered to each party hereto in accordance with the terms hereof upon not less than ten (10) days notice in writing; or (b) if to the Company, at the address of its principal office and addressed to the attention of the Chief Executive Officer at the Company’s address set forth on the signature page hereto or at such other address or facsimile number as the Company shall have furnished to the Investors (or its transferee) upon not less than ten (10) days notice in writing. Any notice required by the provisions of this Section 6.6 shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

6.7 Severability

In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefits or burdens of this Agreement to any party.

6.8 Counterparts

This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

6.9 Delays or Omissions

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party hereto, upon any breach, default or noncompliance by any other party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to the parties hereto, shall be cumulative and not alternative.

6.10 Attorneys’ Fees

Subject to Section 3.7, in the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

6.11 Specific Performance

Each Investor and the Company hereby declares that it is impossible to measure in money the damages which will accrue to a party hereto or to its heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agrees that the terms of this Agreement shall be specifically enforceable. If Investor or the Company, or his or its heirs, personal representatives or assigns, institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

6.12 Further Instruments and Actions

The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

6.13 Effect of Change in Company’s Capital Structure

Appropriate adjustments shall be made in the number and class of shares set forth herein in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company.

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth above.

COMPANY

I.C. ISAACS & COMPANY, INC.
a Delaware corporation

By:	/S/ Robert Stec
Name: Robert Stec
Title: Chief Executive Officer

Address:

[Signature Page to Investor Rights Agreement]

INVESTORS

TEXTILE INVESTMENT INTERNATIONAL S.A.

By:	/S/ René Faltz /S/ Tom Felgen
Name: René Faltz Tom Felgen
Title: Managing Directors

Facsimile No.:

WURZBURG HOLDING S.A.

By:	/S/ René Faltz /S/ Tom Felgen
Name: René Faltz Tom Felgen
Title: Managing Directors

Facsimile No.:

/S/ Olivier Bachellerie
Olivier Bachellerie

Facsimile No.:

/S/ René Faltz
Rene Faltz

Facsimile No.:

[Signature Page to Investor Rights Agreement]

EXHIBIT A

SCHEDULE OF INVESTORS

Textile International Investment S.A. Wurzburg Holding S.A. Olivier Bachellerie Rene Faltz